Exhibit 99.10

February 23, 2023

Obsidian Energy Ltd.

200, 207 9 Avenue SW

Calgary, AB T2P 1K3

Re: Consent to Reference of Name and Report in Obsidian Energy Ltd. Annual Information Form for the Year Ended December 31, 2022 Dated February 23, 2023

We refer to our report, entitled “Reserves Assessment and Evaluation of Canadian Oil and Gas properties of Obsidian Energy Ltd. (As of December 31, 2022)”, dated January 20, 2023 (the “GLJ Report”).

We hereby consent to the use of our name and references to the GLJ Report by Obsidian Energy Ltd. (“the Company”) in the Company’s Annual Information Form entitled “Obsidian Energy Ltd. Annual Information Form for the Year Ended December 31, 2022, dated February 23, 2023” (the “AIF”).

We confirm that we have read the AIF and have no reason to believe that there are any misrepresentations in the information contained in the AIF that are derived from the GLJ Report or that are within our knowledge as a result of the services we performed in connection with the GLJ Report.

Sincerely,

GLJ LTD.

Original signed by Scott M. Quinell

Scott M. Quinell

Manager, Engineering

Original signed by Trisha S. MacDonald, P. Eng

Trisha S. MacDonald, P. Eng.

Vice President, Corporate Evaluations

1920, 401 – 9th Ave SW Calgary, AB, Canada T2P 3C5 I teI 403-266-9500 I gIjpc.com